   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 12, 1995

                                                      REGISTRATION NO. 33-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           INTERFERON SCIENCES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                        DELAWARE                                               22-2313648
              (STATE OR OTHER JURISDICTION                                  (I.R.S. EMPLOYER
           OF INCORPORATION OR ORGANIZATION)                             IDENTIFICATION NUMBER)

                               783 JERSEY AVENUE
                        NEW BRUNSWICK, NEW JERSEY 08901
                                 (908) 249-3250
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            LAWRENCE M. GORDON, ESQ.
                                GENERAL COUNSEL
                           INTERFERON SCIENCES, INC.
                               9 WEST 57TH STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 230-9513
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:
                             ROBERT J. HASDAY, ESQ.
                           DUANE, MORRIS & HECKSCHER
                                   SUITE 2125
                              122 EAST 42ND STREET
                            NEW YORK, NEW YORK 10168

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------
                        CALCULATION OF REGISTRATION FEE
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
                                                                      PROPOSED         PROPOSED
                                                                       MAXIMUM          MAXIMUM
            TITLE OF EACH CLASS OF                AMOUNT TO BE     OFFERING PRICE      AGGREGATE        AMOUNT OF
         SECURITIES TO BE REGISTERED               REGISTERED       PER SHARE(1)   OFFERING PRICE(1) REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share........ 1,032,483 shares(2)      $1.8125       $1,871,376         $645.30
---------------------------------------------------------------------------------------------------------------------
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

(1) Estimated solely for the purpose of calculating the registration fee based on the average of the high and low prices of the Common Stock on December 8, 1995 as reported by NASDAQ, pursuant to rule 457(c).

(2) Includes 392,483 shares issuable upon the exercise of warrants. There is also registered hereunder such indeterminate additional number of shares of Common Stock as may become issuable pursuant to the anti-dilution provisions of such warrants.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 Subject to Completion, Dated December 12, 1995

PROSPECTUS

                           INTERFERON SCIENCES, INC.
                        1,032,483 SHARES OF COMMON STOCK

     The shares of Common Stock, par value $.01 per share (the "Common Stock"), of Interferon Sciences, Inc., a Delaware corporation (the "Company"), being offered hereby are being sold by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. See "Selling Stockholders."

     The Common Stock is quoted on the NASDAQ SmallCap Market under the symbol "IFSC." On December 8, 1995, the last reported sale price of the Common Stock on the NASDAQ SmallCap Market was $1.875 per share.

                            ------------------------

    INVESTMENT IN THE SHARES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
              SEE "RISK FACTORS" ON PAGES 3-11 OF THIS PROSPECTUS.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
          OFFENSE.

              THE DATE OF THIS PROSPECTUS IS                , 1995

                             AVAILABLE INFORMATION

     The Prospectus omits certain of the information contained in the Registration Statement relating to the securities offered hereby which is on file with the Securities and Exchange Commission (the "Commission"). The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements, and other information with the Commission. Such Registration Statement, reports, proxy statements, and other information can be inspected, without charge, and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60061. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference:

          (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1994;

          (b) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995, and September 30, 1995; and

          (c) the description of the Common Stock contained in the Company's Prospectus included in the Company's Registration Statement on Form S-2, File No. 33-59479, as filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the "Securities Act").

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act on or after the date of this Prospectus and prior to the termination of the offering hereby of the Common Stock shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies, supersedes, or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Any person receiving a copy of this Prospectus may obtain without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein, except for exhibits to such documents (unless such exhibits are specifically incorporated by reference into the documents which this Prospectus incorporates). Requests should be directed to: Corporate Secretary, Interferon Sciences, Inc., 783 Jersey Avenue, New Brunswick, New Jersey 08901, telephone number (908) 249-3250.
                            ------------------------

     ALFERON(R) and ALFERON LDO(R) are registered trademarks of the Company.

                                  THE COMPANY

     Interferon Sciences, Inc. (the "Company") is a biopharmaceutical company currently engaged in the manufacture and sale of ALFERON N Injection, the only product approved by the United States Food and Drug Administration ("FDA") that is based upon a natural source, multi-species alpha interferon ("Natural Alpha Interferon"). ALFERON N Injection is approved for the treatment by injection of certain types of genital warts and is being developed by the Company for the potential treatment of hepatitis C, hepatitis B, HIV, multiple sclerosis, cancers, and other indications. The Company also is developing ALFERON N Gel and ALFERON LDO, the Company's topical and oral formulations of Natural Alpha Interferon. The Company's principal offices and research and production facilities are located at 783 Jersey Avenue, New Brunswick, New Jersey 08901 and its telephone number is (908) 249-3250.

                                  RISK FACTORS

     Prospective investors should consider carefully the following factors, together with the other information contained in this Prospectus, in evaluating an investment in the Common Stock offered hereby.

     CONTINUING AND INCREASING OPERATING LOSSES; ACCUMULATED DEFICIT. The Company has experienced significant operating losses since its inception in 1980. As of September 30, 1995, the Company had an accumulated deficit of approximately $68.1 million. For the nine months ended September 30, 1995 and the years ended December 31, 1994, 1993, and 1992, the Company had losses from operations of approximately $5.3 million, $11.8 million, $8.3 million, and $6.0 million, respectively. The Independent Auditors' Report on the Company's 1994 financial statements indicates that the accumulated deficit and operating losses raise substantial doubt about the Company's ability to continue as a going concern.

     Although the Company received approval to market ALFERON N Injection for the treatment of genital warts from the FDA in October 1989 and from the comparable Mexican regulatory authority in December 1994, it has had only limited revenue from the sale of ALFERON N Injection to date. In order for the Company to operate profitably, the Company must sell significantly more ALFERON N Injection. Increased sales will depend primarily upon the expansion of existing markets and/or successful attainment of FDA approval to market ALFERON N Injection for additional uses, of which there can be no assurance. See "Products Under Development" below in this section. There can be no assurance that sufficient quantities of ALFERON N Injection will be sold to allow the Company to operate profitably. Moreover, the Company cannot market ALFERON N Injection in other markets or for such other uses unless appropriate regulatory approvals are obtained.

     FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING. The Company will require substantial funds to conduct research and development and preclinical and clinical testing, to market its products, and, if it decides to do so, to exercise an option, which is exercisable until December 31, 1996, to repurchase certain marketing rights from Purdue Pharma L.P. ("Purdue Pharma") and its affiliates (collectively, "Purdue"). The cash required to exercise such option and to repurchase certain shares of Common Stock from Purdue (which repurchase is required in connection with the exercise of the option) is $5,029,133, subject to reduction under certain circumstances. See "Business -- ALFERON N Injection -- Marketing and Distribution -- Agreements with Purdue." For the nine months ended September 30, 1995 and the years ended December 31, 1994, 1993, and 1992, the cash utilized by the Company's operations was approximately $5.4 million, $7.8 million, $7.8 million, and $4.4 million, respectively. In January 1994, the Company amended certain agreements with Purdue pursuant to which the Company agreed to bear the costs of conducting clinical trials required to develop new indications for ALFERON N Injection, most of which costs previously had been borne by Purdue. The Company's future capital requirements will depend on many factors, including: continued scientific progress in its drug development programs; the magnitude of these programs; progress with preclinical testing and clinical trials; the time and costs involved in obtaining regulatory approvals; the costs involved in filing, prosecuting, and enforcing patent claims; competing technological and market developments; changes in its existing research relationships; the ability of the Company to establish collaborative arrangements; and effective commercialization activities and arrangements.

     Management believes that the cash currently available will be sufficient to enable the Company to continue operations until approximately December 1996, although no assurance can be given in this regard. To fund the Company's operations beyond such date and, if it decides to do so, to exercise the option to repurchase certain marketing rights from Purdue and to repurchase certain shares of Common Stock from Purdue, the Company will require additional funding, whether through financial markets or collaborative or other arrangements with corporate partners or from other sources, which may not be available when needed or on terms acceptable to the Company. Insufficient funds will require the Company further to delay, scale back, or eliminate certain or all of its research and development programs or to license third parties to commercialize products or technologies that the Company would otherwise seek to develop itself or to shut down or curtail its manufacturing facility.

     NO GUARANTEED SOURCE OF REQUIRED MATERIALS. The Company uses a number of essential materials in the production of Natural Alpha Interferon, including human white blood cells, and has limited sources from which to procure such materials. The Company does not have long-term agreements for the supply of most of such materials. There can be no assurance that long-term supply agreements covering essential materials can be entered into on commercially reasonable terms, if at all. Although the Company currently obtains human white blood cells from several sources, the loss of any one source of supply could have a material adverse effect on the Company. In such event, the Company may be required to scale back its operations or stop manufacturing such product. The costs and availability of products and materials required by the Company for the commercial production of ALFERON N Injection and other products which the Company may commercially produce are subject to fluctuation depending on a variety of factors beyond the Company's control, including competitive factors, changes in technology, and FDA and other governmental regulation and there can be no assurance that the Company will be able to obtain such products and materials on terms acceptable to the Company or at all.

     DEPENDENCE ON CERTAIN DISTRIBUTORS; LIMITED MARKETING PROGRAM. The Company currently has marketing arrangements for the distribution of ALFERON N Injection in North America and several countries outside of North America. Unless the Company enters into marketing arrangements with other companies or develops its own sales force, the Company will be dependent on the ability of its current distributors to sell sufficient quantities of ALFERON N Injection to allow the Company to operate profitably. There can be no assurance that the Company will be able to enter into any such marketing arrangements on acceptable terms, if at all. See "Business -- ALFERON N Injection -- Marketing and Distribution" and "Business -- Products under Development -- ALFERON N Gel and ALFERON
LDO -- Sales and Marketing Staff."

     The Company has obtained an option, exercisable until December 31, 1996, to reacquire from Purdue marketing rights for ALFERON N Injection in the United States and Canada. The Company is exploring the possibility of entering into a marketing arrangement with a new marketing partner for ALFERON N Injection in the United States and Canada. However, there can be no assurance that a new marketing partner will be found. If the Company exercises such option and another such arrangement is not entered into, the Company would be left without a marketing arrangement for ALFERON N Injection in the United States and Canada. See "Business -- ALFERON N Injection -- Marketing and Distribution -- Agreements with Purdue."

     PRODUCTS UNDER DEVELOPMENT. The Company's products under development include (i) ALFERON N Injection for the potential treatment of HIV, hepatitis C, hepatitis B, multiple sclerosis, cancers, and other indications, (ii) ALFERON N Gel for the potential treatment of cervical dysplasia, recurrent genital herpes, other viral diseases, and cancers, and (iii) ALFERON LDO for the potential treatment of certain symptoms of patients infected with the HIV virus and the treatment of other viral diseases. However, there can be no assurance that these products will be cost-effective, safe, and effective treatments for these diseases, and there is no assurance of receiving regulatory approvals to market these products. The Company cannot market such products until such approvals are obtained. Even if such approvals are obtained, there can be no assurance that any of these products will be successful or will produce significant revenues or profits for the Company. The ability of the Company to become profitable depends on the successful commercial development of these products.

     POTENTIAL ADVERSE SIDE EFFECTS. The Company is engaged in the manufacture and sale of a single FDA approved product, ALFERON N Injection for the treatment of refractory or recurring external genital warts in adults. In clinical trials conducted for the treatment of genital warts with ALFERON N Injection, patients have not experienced serious adverse side effects; however, there can be no assurance that unexpected or unacceptable adverse side effects will not be found in the future for this use or other potential uses of this product or for any other product the Company might develop which could threaten or limit such product's usefulness. See "Risk of Product Liability" below.

     SUBSTANTIAL COMPETITION. In the United States, the Company currently competes with Schering-Plough Corp.'s ("Schering") injectable recombinant interferon product and other therapies in the treatment of genital warts. If and when the Company obtains additional approvals of uses of its products, it expects to compete primarily on the basis of product performance and price with Schering and a number of additional pharmaceutical companies, both in the United States and abroad, including Hoffmann-LaRoche, Inc. ("Hoffmann"), F. Hoffmann-LaRoche Ltd. ("Roche"), Amgen Inc., and Burroughs Wellcome Co. The Company's potential competitors have developed or may develop products (containing either alpha interferon or other therapeutic compounds) or other treatment modalities for those uses. Many of the Company's potential competitors are among the largest pharmaceutical companies in the world, are well known to the public and the medical community, and have substantially greater financial resources, product development, and manufacturing and marketing capabilities than the Company or its marketing partners. Schering's recombinant interferon product has achieved market dominance for the treatment of hepatitis C and hepatitis B in the United States and other markets, and there can be no assurance that, if the Company is able to obtain regulatory approval of ALFERON N Injection for the treatment of those diseases, it will be able to achieve any significant penetration into those markets. In addition, because certain of the competitive products are not dependent on a source of human blood cells, such products may be able to be produced in greater volume and at a lower cost than ALFERON N Injection and the Company's other Natural Alpha Interferon formulations. Currently, the Company's wholesale price on a per unit basis of ALFERON N Injection is substantially higher than that of the competitive recombinant alpha interferon products. Other companies may succeed in developing products earlier than the Company, obtaining approvals for such products from the FDA more rapidly than the Company, or developing products that are more effective than those proposed to be developed by the Company. While the Company will seek to expand its technological capabilities in order to remain competitive, there can be no assurance that research and development by others or other medical advances will not render the Company's technology or products obsolete or non-competitive or result in treatments or cures superior to any therapy developed by the Company, or that any therapy developed by the Company will be preferred to any existing or newly developed technologies. See
"Business -- ALFERON N Injection -- Competition," "Business -- Products under Development -- ALFERON N Gel," and "Business -- Products under
Development -- ALFERON LDO."

     POTENTIAL PATENT INFRINGEMENT CLAIMS. On March 5, 1985, the United States Patent and Trademark Office issued a patent to Hoffmann claiming purified human alpha (leukocyte) interferon (regardless of how it is produced). On May 6, 1994, the United States Patent and Trademark Office issued an Office Action in Reexamination on the Hoffmann patent and rejected all of the 14 claims in the Hoffmann patent. Claims in a patent under reexamination are valid and enforceable until such time as a final disposition on the claims is reached. On July 11, 1994, Hoffmann filed a response objecting to the Patent Office's rejection of such claims. On July 20, 1995, the Patent Office issued another Office Action in Reexamination on the Hoffmann patent and rejected three of the claims in the Hoffmann patent and concluded that the remaining 11 claims are patentable. In November 1995, Hoffmann filed another response objecting to the Patent Office's rejection of such three claims. The outcome of such reexamination of the Hoffmann patent cannot be determined at this time. Roche, the parent of Hoffmann, also has been issued patents covering human alpha interferon in many countries throughout the world. As of March 31, 1995, the Company obtained a non-exclusive license from Hoffmann and Roche which grants the Company the worldwide rights to make, use, and sell, without a potential patent infringement claim from Hoffmann or Roche, any formulation of Natural Alpha Interferon. If Hoffmann's United States patent, or the claims in such patent which the marketing of Natural Alpha Interferon products by the Company might infringe, were found to be invalid, the royalty payable by the Company to Hoffmann and Roche on net sales of Natural Alpha Interferon products in the United States would be eliminated, but potential competitors of the Company may be more likely to enter the market. The license permits the Company to grant marketing rights with respect to Natural Alpha Interferon products to third parties, except that the Company cannot grant marketing rights with respect to injectable products in any country in which Hoffmann or Roche has patent rights covered by the license to any third party not listed on a schedule of approximately 50 potential marketing partners without the consent of Hoffmann and Roche, which consent cannot be unreasonably withheld. There can be no assurance that the Company will not want to grant such marketing rights to a third party not listed on such schedule, or that Hoffmann and Roche will not withhold the required consent. In addition, if such license were terminated, the Company may be subject to a patent infringement lawsuit by Hoffmann and Roche if it continued to market Natural Alpha Interferon products. If such a suit were brought, the Company would have to either counterclaim to attempt to invalidate the Hoffmann and Roche patents or prove that it did not infringe such patents. See
"Business -- ALFERON N Injection -- Patents and Licenses" and
"Business -- ALFERON N Injection -- Royalty Obligations."

     In addition, there may have been other patent applications filed in the United States and in foreign countries, some of which may have been filed by potential competitors of the Company, with respect to the technologies and/or products which may be required by the Company to produce its current and proposed products. If any of such patents issue in the United States or in foreign countries in a form which covers the Company's products or processes, the Company would be required to obtain licenses under such patents in connection with the domestic and international commercialization of such products. There can be no assurance that the Company could obtain licenses under any of such patents if so issued, particularly if they were issued to companies directly in competition with the Company, or that, even if the Company could obtain licenses, it could do so on commercially reasonable terms.

     If the sale or use of any of the Company's products were to become the basis of a patent infringement lawsuit, assuming the Company could not obtain a license on satisfactory terms, the Company may be required to incur substantial litigation expenses, and such litigation could also consume substantial management time, which could have a material adverse effect upon the financial condition of the Company even if it were to be successful in the litigation. If the Company proved unsuccessful in such litigation, it may be required to pay a royalty for the use of the claimed patents or cease producing the products and redevelop the products in such a way as to avoid infringing any claimed patent rights. There can be no assurance in such case that the Company could obtain a license under such patents on commercially reasonable terms or at all, or that it could successfully redevelop the products to fall outside the scope of the claim.

     It is the Company's policy to seek licenses if it believes that the terms of such licenses, when weighed against the expense and uncertainties of potential litigation, are cost effective.

     POSSIBLE INABILITY TO PROTECT TECHNOLOGY. To a significant extent, the ability of the Company to protect its rights in any products or technology it may develop depends upon its ability to obtain suitable patent or similar protection. The ability of the Company to obtain patents, and the nature, extent, and enforceability of the intellectual property rights that are obtained as a result of the Company's research, involve complex legal and factual issues. New technology and products developed by the Company may not qualify for patent protection or, if they do qualify, may be subject to challenge or to protracted judicial proceedings. In addition, the Company may determine not to seek additional patent or other protection for its technology or products. It is not certain that other patents will be issued or, if issued, that they will afford the Company protection from competitive products. Although the Company's practice is to require its technical and scientific employees and consultants to execute confidentiality agreements covering proprietary information, there can be no assurance that others will not independently make similar discoveries or otherwise obtain access to proprietary information of the Company. In addition, the Company has a non-exclusive license agreement with Hoffmann and Roche which enables the Company to sell its products. There can be no assurance that Hoffmann or Roche has not granted or will not grant a similar license to another company with considerably greater financial, technical, and marketing resources than the Company or that Hoffmann or Roche will not enter the market itself with a competitive product.

     While the Company has several patent applications pending, it does not currently have significant patent protection for its products or technology. In addition, even if such protection were obtained, it is possible that others have or may develop equivalent or superior products or technologies which would not fall within the scope of the Company's patent claims or which might involve inventions similar in scope to those of the Company for which patent or similar rights are obtained by others prior to the time that the Company is able to do so. See "Business -- ALFERON N Injection -- Patents and Licenses" and "Business -- Products under Development -- ALFERON N Gel and ALFERON
LDO -- Patents and Licenses."

     REGULATORY APPROVALS. The production and marketing of the Company's products in the United States, as well as its ongoing research and development activities, are subject to regulation by governmental agencies, most significantly the FDA. Such regulation includes requirements for obtaining FDA approval prior to marketing each of its products in the United States. In order to obtain such FDA approval, the Company must demonstrate, among other things, the safety and efficacy of each product through pre-clinical and clinical testing. Obtaining such approvals is a time-consuming process and requires the expenditure of substantial resources. Each facility in which the products are produced and packaged, whether operated by the Company or a third party, must meet the FDA's standards for current good manufacturing practices and must also be approved prior to marketing any product produced or packaged in such facility. Any significant change in the production process which may be commercially required, including changes in sources of certain raw materials, or any change in the location of the production facilities will also require FDA approval. To the extent a portion of the manufacturing process for a product is handled by an entity other than the Company, the Company must similarly receive FDA approval for the participation by such third party in the manufacturing process. For example, the Company has entered into an agreement with Sanofi Winthrop, Inc. ("Sanofi") pursuant to which Sanofi formulates and packages ALFERON N Injection. The Company presently has a biologic establishment license for the facilities in which it produces ALFERON N Injection, which includes the facilities in which Sanofi formulates and packages ALFERON N Injection. If the Company's or Sanofi's present manufacturing facilities were damaged or destroyed or the Company's arrangements with Sanofi were terminated, there can be no assurance that FDA approval could be obtained for another facility or that another facility could be built and approved on a timely basis or on commercially reasonable terms. Delays in obtaining, or the failure to obtain, any necessary regulatory approvals could have a material adverse effect on the Company's ability to develop, produce, and sell its products. In addition, failure of the Company to comply in any respect with FDA requirements with respect to the production and marketing of drug products can subject the Company to potential civil and criminal penalties and its products to seizure and other civil enforcement action. Because of the uncertain nature of many of these requirements, there can be no assurance that regulatory problems of this type will not occur. See "Business -- Governmental Regulation."

     FOREIGN REGULATORY APPROVALS. To market its products outside of the United States, the Company is subject to numerous and varying foreign regulatory requirements, implemented by foreign health authorities, governing the design and conduct of human clinical trials and marketing approval. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. At present, foreign marketing authorizations are applied for at a national level, although certain registration procedures are available within the European Union (the "EU") to companies wishing to market a product in more than one EU member country. If a regulatory authority is satisfied that adequate evidence of safety, quality, and efficacy has been presented, marketing authorization is usually granted. The foreign regulatory approval process includes all of the risks associated with obtaining FDA approval set forth above. Approval by the FDA does not ensure approval by other countries. There can be no assurance that the Company's products will receive such approvals. In addition, in most cases, the Company may not export its products for commercial sale for any use other than an FDA-approved use except that the FDA may under certain circumstances authorize exportation of such products to one or more of 21 specifically-approved countries. However, these FDA export restrictions generally do not apply if the Company's products are manufactured outside the United States. At the present time, the Company does not have any foreign manufacturing facilities.

     In May 1990, the Company's licensee applied for a product license in the United Kingdom for the use of ALFERON N Injection for the intralesional treatment of refractory or recurring external genital warts in patients 18 years of age or older. In October 1991, the Committee on Safety of Medicines informed the

Company's licensee that it might be unable to advise the Licensing Authority to grant a product license. Subsequent oral and written representations made by the Company to the Committee resolved certain of the issues raised by the Committee, but the Committee believed that additional information and possibly clinical work would be necessary to resolve certain other quality and safety issues and determined to advise the Licensing Authority not to grant a product license at that time. The Company's licensee was entitled to appeal this recommendation and has done so. The Company can appear before or make written representations to the Committee about such advice, but has not done so because of a lack of funds. The Company is considering whether to continue to pursue this appeal or to have the Company's licensee withdraw the product license application. The Company could submit a new application for the same use or for another use if and when sufficient clinical data is available. There can be no assurance, however, that approval of the use of ALFERON N Injection for the treatment of genital warts or any other indication will be obtained even if it is pursued.

     UNCERTAINTY OF PHARMACEUTICAL PRICING AND RELATED MATTERS; NEED FOR REIMBURSEMENT. The future revenues and profitability of, and availability of capital for, biotechnology companies may be affected by the continuing efforts of governmental and third-party payors to contain or reduce the costs of health care through various means. For example, in certain foreign markets, the pricing and profitability of prescription pharmaceuticals is subject to government control. In Japan, which is currently the world's largest market for interferon products, the government imposed price cuts ranging from 13.5% to 22.7% in 1994 on certain interferon products then being marketed in Japan. The Company cannot predict whether similar price cuts will be imposed on any of the Company's products in Japan or in any other country at such time as such products are being marketed in such country or the size or duration of any cuts that may be imposed. However, there can be no assurance that any such cuts will not have a material adverse effect on the Company's future results of operations. There have been, and the Company expects there to continue to be, a number of United States federal and state proposals to implement similar government control. It is uncertain what form any health care reform legislation may take or what actions the federal, state, and private payors may take in response to the suggested reforms. The Company cannot predict when any suggested reforms will be implemented, if ever, or the effect of any implemented reform on the Company's business. There can be no assurance, however, that any implemented reform will not have a material adverse effect on the Company's future results of operations. The Company's long-term ability to market its products successfully may depend in part on the extent to which reimbursement for the cost of such products and related treatment will be available from public and private health insurers and other organizations. Third-party payors are increasingly challenging the prices of medical products and services. The reimbursement status of newly-approved health care products is highly uncertain, and there can be no assurance that third-party coverage will be available or that available third-party coverage will enable the Company to maintain price levels sufficient to realize an appropriate return on its investment in product development. While recombinant alpha interferon products can be produced at a lower cost per unit than the Company's formulations of Natural Alpha Interferon products, until dose regimens and treatment durations are determined, the Company is unable to determine whether the cost of treatment with the Company's products will be greater, equal to, or less than the cost of competing treatments.

     ROYALTY OBLIGATIONS. The Company is a party to certain license agreements pursuant to which it is obligated to pay royalties based upon the commercial exploitation of its products. Royalty payments under such license agreements with respect to ALFERON N Injection, ALFERON N Gel, and ALFERON LDO could aggregate up to 9.5%, 13.5%, and 19.5%, respectively, of the Company's net sales of such products. See "Business -- ALFERON N Injection -- Royalty Obligations" and "Business -- Products under Development -- ALFERON N Gel and ALFERON
LDO -- Royalty Obligations." In addition, under the terms of a marketing agreement, the Company may be obligated to pay an additional royalty equal to a maximum of 3% of the net sales of ALFERON N Injection in certain territories. See "Business -- ALFERON N Injection -- Marketing and Distribution." Such royalty obligations, together with any additional royalties which may be payable by the Company, may limit the Company's marketing strategies and prevent it from obtaining adequate profit margins and could have a material adverse effect on the commercial exploitation of the Company's products.

     In connection with the acquisition of certain intellectual property and technology rights from National Patent Development Corporation ("NPDC"), the Company agreed to pay NPDC a royalty of $1 million. Such amount is payable if and when the Company generates income before income taxes, limited to 25% of such income before income taxes per year until such amount is paid in full.

     LIMITED PRODUCTION EXPERIENCE. Although the Company has produced ALFERON N Injection in accordance with its commercial requirements, it has never produced ALFERON N Injection at levels which would allow the Company to operate profitably. There can be no assurance that, if the Company's commercial requirements increase to such levels, the Company will be able to produce ALFERON N Injection at such levels and at a competitive price.

     RISK OF PRODUCT LIABILITY. The Company's products have undergone or will undergo extensive clinical testing prior to the granting of any regulatory approval for the purpose, among other things, of determining the safety of such products. The Company may sell products which cause unexpected adverse reactions or result in an allergic or other reaction or which are alleged to have unacceptable adverse side effects. Product liability risk is inherent in the testing, manufacture, marketing, and sale of the Company's products, and there can be no assurance that the Company will be able to avoid significant product liability exposure. Such liability might result from claims made directly by consumers or by pharmaceutical companies or others selling such products. It is impossible to predict the scope of injury or liability from such unexpected reactions, or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims. The Company has a product liability insurance policy in the amount of $10,000,000. Although the Company believes this amount is sufficient, there is no assurance that the Company will be able to maintain such coverage, and even if it does maintain it, in the event that the Company becomes subject to liability claims in excess of any insurance coverage it may have in effect, the Company may not have sufficient assets or liquidity to satisfy such claims which could result in the Company's inability to continue its operations. Furthermore, any published reports or rumors suggesting a link between a Company product and injury to a person could be expected to materially impair the Company's ability to market such product.

     RETENTION OF KEY PERSONNEL. Because of the specialized scientific nature of the Company's business, it is necessary to attract and retain personnel with a wide variety of scientific capabilities. Competition for such personnel is intense. There can be no assurance that the Company will continue to attract and retain personnel of high scientific caliber. None of the Company's key employees have employment agreements. The Company does not maintain key man life insurance for any of its key employees and does not intend to obtain such insurance. The Company's loss of services of certain of its employees or other members of its staff could have a material adverse effect on the Company's operations.

     CONTROL BY PRINCIPAL STOCKHOLDERS; CONFLICTS OF INTEREST. Based, in part, on Schedule 13Ds filed by beneficial owners of the Company's securities with the Commission, as of December 8, 1995, NPDC, David Blech, five trusts of which Mr. Blech is the income beneficiary but not the trustee (the "Blech Trusts"), and Biotechnology Investment Group L.L.C. beneficially owned approximately 21.7%, 2.3%, 7.4%, and 7.9%, respectively, of the outstanding shares of Common Stock, certain of which shares have been pledged to their respective banks as collateral to secure indebtedness owed to such banks.

     Certain conflicts of interest may arise as a result of NPDC's stock ownership in the Company and certain related transactions between the Company and NPDC. Furthermore, certain officers of the Company also serve as officers of NPDC and may have conflicts of interests in allocating management time, services, and functions between the Company and NPDC. Presently, Samuel H. Ronel, Ph.D., President and Chief Executive Officer, Stanley G. Schutzbank, Ph.D., Executive Vice President, Lawrence M. Gordon, Vice President and General Counsel, Drew R. Stoudt, Vice President Regulatory Affairs and Quality, and Donald W. Anderson, Controller, devote a portion of their time to the business of NPDC, which includes some overlapping responsibilities for the benefit of the Company. In addition, certain directors of NPDC also serve as directors of the Company. Transactions in which certain members of the Board of Directors or principal stockholders of the Company may have a conflict of interest must be approved by a majority of the disinterested directors.

     PREFERRED STOCK. The Company's charter provides for 5,000,000 authorized but unissued shares of Preferred Stock, the rights, preferences, qualifications, limitations, and restrictions of which may be fixed by the Board of Directors without any further vote or action by the stockholders. The ability to issue the Preferred Stock could have the effect of delaying, deferring, or preventing a change of control of the Company.

     SHARES AVAILABLE FOR FUTURE SALE. The Company, the Company's directors and officers (who own in the aggregate 17,600 shares of Common Stock and options and warrants to purchase 2,132,000 shares of Common Stock), and the Company's principal stockholders (who own in the aggregate 13,513,816 shares of Common Stock and no options and warrants to purchase shares of Common Stock), have agreed (subject to certain exceptions) not to sell, directly or indirectly, any of their shares of Common Stock or other equity securities of the Company for periods ranging from six to 24 months from August 14, 1995, without the consent of the Company and Sunrise Securities Corp. ("Sunrise"), the underwriter for a best efforts offering (the "Best Efforts Offering") by the Company pursuant to which it sold 12,000,000 shares of Common Stock in August and September, 1995. However, certain of such principal stockholders have pledged an aggregate of 9,685,482 shares of Common Stock beneficially owned by them to their respective banks as collateral to secure indebtedness owed to such banks. Any shares acquired by lenders pursuant to such pledge arrangements would not be subject to any agreements not to sell. In addition, any shares held by a principal stockholder who was in bankruptcy proceedings might be released, in the discretion of the bankruptcy court, from any agreement not to sell. Moreover, Sunrise and the Company may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to agreements not to sell. On the expiration of the agreements not to sell, and subject to the pledge arrangements, the principal stockholders may sell certain of the shares of Common Stock held by them pursuant to Rule 144 under the Securities Act or otherwise. In addition, certain of the principal stockholders have certain demand and/or "piggyback" registration rights with respect to the Common Stock beneficially owned by them. The sale of a significant number of shares of Common Stock, whether by the principal stockholders, the lenders pursuant to such pledge arrangements, or otherwise, may adversely affect the market price of the Common Stock.

     The Company currently has outstanding options to purchase 4,186,183 shares and warrants to purchase 1,112,941 shares of Common Stock. For the life of the outstanding options and warrants, the holders are given, at nominal cost, the opportunity to profit if the price for the Common Stock in the public market exceeds the exercise price of the options or warrants, without assuming the risk of ownership, with a resulting dilution in the interest of other security holders. If the public market price of the Common Stock does not rise above the exercise price of the options or warrants during the exercise period, then such securities will expire worthless. As long as the outstanding options and warrants remain unexercised, the terms under which the Company could obtain additional capital may be adversely affected. Moreover, the holders of these securities may be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of its securities on terms more favorable than those provided by these securities.

     In addition, if the Company exercises its option to repurchase certain marketing rights from Purdue, the Company will issue up to 750,000 shares of Common Stock to Purdue which the Company has agreed to utilize its best efforts to ensure will be registered and freely tradeable. See "Business -- ALFERON N Injection -- Marketing and Distribution -- Agreements with Purdue."

REGISTRATION RIGHTS

     The Company has granted demand and/or "piggyback" registration rights with respect to an aggregate of 9,087,424 shares (or options or warrants to purchase shares) of Common Stock. In March 1995, holders exercised demand registration rights with respect to an aggregate of 610,000 shares of Common Stock. Upon exercise of such rights, the Company was required, as expeditiously as reasonably possible, to prepare and file with the Commission a registration statement with respect to such shares. Such shares are included in this Prospectus, and the Company believes that it has complied with its obligations; however, the holders of such shares may commence litigation alleging that the Company has breached its obligations. In addition, the holder of warrants to purchase 61,000 shares of Common Stock at a purchase price of $2.70 per share had the right to receive notice from the Company of the Best Efforts Offering and to have its warrants or the underlying shares of Common Stock included in the registration statement for the Best Efforts Offering. The

Company did not furnish such notice to such holder, and such holder may commence litigation as a result, even though such shares are included in this Prospectus. The Company is unable to predict whether any such litigation will be commenced and, if it is, the outcome of such litigation.

     VOLATILITY OF SHARE PRICE; LACK OF LIQUIDITY. There has been significant volatility in the market prices for publicly traded shares of biotechnology companies, including the Company. There can be no assurance that the price of the Common Stock will remain at or exceed current levels. Factors, such as announcements of technological or product developments by the Company or its competitors, governmental regulation, or patent or proprietary rights developments, may have a significant impact on the market price of the Common Stock.

     Effective August 3, 1995, the trading market for the Common Stock was changed from the NASDAQ National Market System to the NASDAQ SmallCap Market because of the failure of the Company to satisfy the listing requirements for the NASDAQ National Market System. The liquidity of the Common Stock may be adversely affected by such change.

     DIVIDENDS ON COMMON STOCK UNLIKELY. The Company does not, in the foreseeable future, anticipate paying any dividends on the Common Stock.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1995.

                                                                              SEPTEMBER 30, 1995
                                                                                 (UNAUDITED)
                                                                              ------------------
Stockholders' equity:
  Preferred Stock, par value $.01 per share, 5,000,000 shares authorized;
     none issued and outstanding..........................................                 --
  Common Stock, par value $.01 per share, 55,000,000 shares authorized;
     34,448,768 shares issued and outstanding(1)..........................       $    344,488
Capital in excess of par value............................................         82,641,859
Accumulated deficit.......................................................        (68,098,259)
                                                                              ------------------
          Total stockholders' equity......................................       $ 14,888,088
                                                                              ------------------
  Total capitalization....................................................       $ 14,888,088
                                                                               ==============

---------------
(1) Does not include (i) 3,062,850 shares of Common Stock reserved for issuance upon the exercise of options currently outstanding under the Company's stock option plan, (ii) 1,112,941 shares reserved for issuance upon the exercise of currently outstanding warrants, and (iii) 1,123,333 shares reserved for issuance upon the exercise of options issued to Sunrise in connection the Best Efforts Offering.

The Company has no short-term or long-term debt or material long-term lease obligations.

                                    BUSINESS

THE COMPANY

     The Company is a biopharmaceutical company currently engaged in the manufacture and sale of ALFERON N Injection, the only product approved by the FDA that is based upon Natural Alpha Interferon. ALFERON N Injection is approved for the treatment by injection of certain types of genital warts and is being developed by the Company for the potential treatment of hepatitis C, hepatitis B, HIV, multiple sclerosis, cancers, and other indications. The Company also is developing ALFERON N Gel and ALFERON LDO, the Company's topical and oral formulations of Natural Alpha Interferon.

CLINICAL TRIALS SUMMARY

     The table appearing below summarizes the more detailed information contained elsewhere in this Prospectus concerning clinical trials of ALFERON N Injection, ALFERON N Gel, and ALFERON LDO being conducted or proposed to be conducted and is qualified in its entirety by reference to that information.

                              POTENTIAL             STATUS OF CLINICAL
      PRODUCT          APPLICATION/INDICATIONS           TRIALS(1)                 SPONSOR
--------------------  -------------------------  -------------------------  ---------------------
ALFERON N Injection   HIV-infected patients      Initial Phase 1 completed  (2)
                                                 Phase 2/3 in final stages  Company(3)
                                                 of planning
                      Comparison of side         Phase 1 completed          Purdue
                      effects in healthy
                      subjects with recombinant
                      alpha interferon
                      Hepatitis C                Three multi-center         Company(3)(4)
                                                 Phase 2 -- two completed,
                                                 one in progress
                      Hepatitis C                Phase 2 in Mexico in       Andromaco(5)
                                                 final stages of planning
                      Hepatitis C                Phase 3 being planned      Company
                      Kaposi's sarcoma           Phase 2 in progress        Company
                      (in AIDS patients)
                      Small cell lung cancer     Phase 2 open for           Investigator(6)
                                                 enrollment
                      Multiple sclerosis         Phase 2 being planned      Company(3)
                      Hepatitis B                Phase 2 proposed           (7)
ALFERON N Gel         Cervical dysplasia         Phase 2 completed          Company
                      Cervical dysplasia         Phase 2 in progress        Investigator(5)
                      (in HIV-infected
                      patients)
                      Mucocutaneous herpes in    Phase 2 proposed           (3)
                      immunocompromised
                      patients
                      Recurrent genital herpes   Phase 2 proposed           (7)
ALFERON LDO           HIV-infected patients      Initial Phase 2 completed  Company
                      HIV-infected patients      Phase 2 in final stages    (5)(8)
                                                 of planning

---------------
(1) Generally, clinical trials for pharmaceutical products are conducted in three phases. In Phase 1, studies are conducted to determine safety and tolerance. In Phase 2, studies are conducted to gain preliminary evidence as to the efficacy of the product as well as additional safety data. In Phase 3, studies are conducted to provide sufficient data to establish safety and statistical proof of efficacy in a specific dose. Phase 3 is the final stage of such clinical studies prior to the submission of an application for approval of a new drug or licensure of a biological product or for new uses of a previously-approved product. See "Business -- Governmental Regulation."

(2) Sponsored by Walter Reed Army Institute of Research ("Walter Reed"). Funded by Purdue and the Company.
                                              (Footnotes continued on next page)

(3) This trial may be funded in whole or in part from the Company's working capital. If not funded in whole from the Company's working capital, the timing of this trial will be dependent upon the Company's ability to obtain additional funding or a sponsor.

(4) Previously funded by Purdue; currently funded by the Company.

(5) Notice of Claimed Investigational Exemption for a New Drug has been filed .

(6) The Company provides clinical supplies.

(7) This trial will not be funded from the Company's working capital. The timing of this trial will be dependent upon the Company's ability to obtain additional funding or a sponsor.

(8) Sponsored by The National Institute of Allergy and Infectious Disease ("NIAID").

SCIENTIFIC BACKGROUND

     Interferons are a group of proteins produced and secreted by cells to combat diseases. Researchers have identified four major classes of human interferon: alpha, beta, gamma, and omega. The Company's three ALFERON products contain a form of alpha interferon. The worldwide market for injectable alpha interferon-based products has experienced rapid growth and various alpha interferon injectable products are approved for 17 different medical uses in more than 60 countries.

     Alpha interferons are manufactured commercially in three ways: by genetic engineering, by cell culture, and from human white blood cells. In the United States, only two types of alpha interferon are approved for commercial sale: recombinant (genetically engineered) alpha interferon and Natural Alpha Interferon, which is manufactured from human white blood cells. Outside of the United States, sales of alpha interferon produced by cell culture account for a significant portion of the market.

     The Company believes that the potential advantages of Natural Alpha Interferon over recombinant interferon may be based upon their respective molecular compositions. An analysis of Natural Alpha Interferon shows that it is composed of a family of proteins containing many different molecular species of interferon. In contrast, recombinant alpha interferons each contain only a single species. Researchers have reported that the various species of interferon may have differing anti-viral activity depending upon the strain of virus. Natural Alpha Interferon presents a broad complement of species which the Company believes may account for its higher efficacy in laboratory studies with the HIV virus compared with that of single species recombinant alpha interferon. Natural Alpha Interferon is also glycosylated, or partially covered with sugar molecules, which does not occur with recombinant alpha interferon. The Company believes that the absence of glycosylation may be responsible for the production of interferon-neutralizing antibodies seen in patients treated with recombinant alpha interferon.

     The production of Natural Alpha Interferon is dependent upon a supply of human white blood cells and other essential materials. The Company currently obtains white blood cells from FDA-licensed blood donor centers. The Company currently has no long-term commitments for a supply of such white blood cells.

ALFERON N INJECTION

     Approved Indication. On October 10, 1989, the FDA approved ALFERON N Injection for the intralesional treatment of refractory (resistant to other treatment) or recurring external genital warts in patients 18 years of age or older. Substantially all of the Company's revenues, to date, have been generated from the sale of ALFERON N Injection for such treatment. Genital warts, a sexually transmitted disease, are caused by certain types of human papilloma viruses. A published report estimates that approximately eight million new and recurrent cases of genital warts occur annually in the United States alone. Genital warts are usually treated using caustic chemicals or through physical removal methods. These procedures can be quite painful and effective treatment is often difficult to achieve.

     Clinical Trials for New Indications. In an effort to obtain approval to market Natural Alpha Interferon for additional indications in the United States and around the world, the Company is focusing its research program on conducting and planning various clinical trials for new indications.

     Hepatitis C. Chronic viral hepatitis is a liver infection caused by various hepatitis viruses. The United States Centers for Disease Control estimates that approximately two to three million people in the United States are presently infected with the hepatitis C virus ("HCV") and an estimated 170,000 persons become newly infected each year, a majority of whom become chronic carriers and will suffer gradual deterioration of their liver and possibly cancer of the liver. Several brands of recombinant and cell-cultured interferon have been approved by various regulatory agencies worldwide for the treatment of hepatitis C, including a recombinant product in the United States. See "Business -- ALFERON N Injection -- Competition." However, reports have indicated that many patients either do not respond to treatment with the recombinant product or relapse after treatment. The Company has recently completed one multi-center, randomized, open-label, dose-ranging Phase 2 clinical trial utilizing ALFERON N Injection with patients chronically infected with HCV and is presently conducting two additional such trials. The objective of the Company's HCV clinical studies is to compare the safety and efficacy of different doses of Natural Alpha Interferon injected subcutaneously in naive (previously untreated), refractory (unsuccessfully treated with recombinant interferon), and relapsing (initially responded to recombinant interferon but later relapsed) patients.

     Enrollment of naive patients has been completed at six centers, and all patients have now finished the 24-week treatment and 24-week follow-up periods. Patients were treated with one of four dose levels of Alferon N Injection administered subcutaneously three times per week. 77 patients were enrolled in the study with 66 patients completing the 24 weeks of treatment. Of the 66, 63 completed follow-up. In general, treatment was well tolerated, even at the highest dose.

     Preliminary results based on ALT values (ALT is a liver enzyme whose change is used to determine the effectiveness of the therapy) indicated a significant dose-dependent response at the end of treatment. Complete response rates (normalization of ALT) ranged from 11% (2 of 18) for the lowest dose group to 67% (12 of 18) for the highest. At the end of the follow-up period, complete response rates ranged from 8% (1 of 13) for the second to lowest dose group to 44% (8 of 18) for the highest. 33% (6 of 18) of the patients receiving the highest dose exhibited a sustained complete response (normal ALT at the end of treatment and throughout the follow-up period).

     In addition to the ALT testing, the quantity of HCV in the bloodstream of patients was measured by polymerase chain reaction (PCR) testing. Such testing also indicated a significant dose-dependent response as measured by the proportion of patients having no detectable HCV in the bloodstream at the end of treatment. The percent of patients with no detectable HCV in the bloodstream ranged from 0% (0 of 17) for the lowest dose group to 59% (10 of 17) for the highest. At the end of the follow-up period, the percent of patients with no detectable HCV in the bloodstream ranged from 0% (0 of 15) for the lowest dose group to 24% (4 of 17) for the highest. 18% (3 of 17) of the patients receiving the highest dose had no detectable HCV in the bloodstream at the end of treatment and throughout the follow-up period. There was a high correlation among patients between ALT response and detectable HCV in the bloodstream at the end of treatment and at the end of the follow-up period.

     Based on an abstract of the results submitted to the American Association for the Study of Liver Diseases ("AASLD"), this study was selected for an oral presentation at the AASLD meeting that took place in early November 1995.

     Enrollment of refractory patients has been completed at seven centers, and all patients have finished the 24-week treatment period and most have finished the 24-week follow-up period. Patients were treated with one of three dose levels of Alferon N Injection administered subcutaneously three times per week. 69 patients were enrolled in the study with 63 patients completing the 24 weeks of treatment. Of the 63, 58 completed follow-up. Again, in general, treatment was well tolerated, even at the highest dose.

     Preliminary results based on ALT values indicated a significant response at the end of treatment, as measured by normalization or near normalization (ALT less than 150% of the upper limit of normal) of ALT, in the highest dose group. At the end of treatment, the complete or near complete response rates were 14% for the lowest (3 of 22) and middle (3 of 21) dose groups to 25% (5 of 20) for the highest. 14% of the patients who have completed follow-up and for whom data are available (7 of 49) had complete or near complete response rates at the end of follow-up, including 22% of the patients (4 of 18) in the lowest dose group, 8% (1 of 13) in the middle dose group, and 11% (2 of 18) in the highest dose group. Two patients with antibodies at the commencement of the study to the recombinant interferon product approved in the United States for treatment of hepatitis C had complete responses; one at the end of treatment (the patient relapsed during the follow-up period) and the other at the end of the follow-up period.

     In addition to the ALT testing, the quantity of HCV in the bloodstream of patients was measured by PCR testing. Such testing also indicated a significant response at the end of treatment, as measured by the proportion of patients having at least a 90% reduction in detectable HCV in the bloodstream, in the highest dose group. At the end of treatment, the percent of patients with at least a 90% reduction in detectable HCV in the bloodstream ranged from 6% (1 of 18) for the middle dose group to 37% (7 of 19) for the highest. 3% of the patients who have completed follow-up and for whom data are available (1 of 36, such patient being in the lowest dose group) showed at least a 90% reduction in detectable HCV in the bloodstream at the end of the follow-up.

     At the end of treatment, the percent of patients with either normalization or near normalization of ALT, or at least a 90% reduction in detectable HCV in the bloodstream, was 23% (5 of 22) for the lowest dose group, 14% (3 of 21) for the middle, and 45% (9 of 20) for the highest.

     Based on an abstract of the available results submitted to the AASLD, this study was selected for a poster presentation at the AASLD meeting that took place in early November 1995.

     Enrollment is actively continuing in five centers for relapsing patients. The original study protocol only permitted patients who had been previously treated with a single six-month course of recombinant interferon therapy. However, since so many patients have a disease relapse after a single course of recombinant interferon therapy, many of them had been treated with two or more courses of this therapy, and therefore did not qualify for this study. The inability to enroll qualified patients has delayed the trial and led the Company recently to amend its protocol to allow for enrollment of patients who have received up to three six-month courses of recombinant interferon therapy. This protocol change should help to accelerate enrollment.

     The Company believes that the preliminary results of the trials with naive and refractory patients are promising. However, there can be no assurance that the use of Alferon N Injection for the treatment of patients with hepatitis C will be cost-effective, safe, and effective or that the Company will be able to obtain FDA approval for such use. Furthermore, even if such approval is obtained, there can be no assurance that such product will be commercially successful or will produce significant revenues or profits for the Company. See "Risk Factors -- Products Under Development."

     In addition to the Company's HCV clinical studies, Andromaco has agreed to sponsor, under a United States Notice of Claimed Investigational Exemption for a New Drug, a clinical trial in Mexico of the use of ALFERON N Injection in patients infected with HCV. See "ALFERON N Injection -- Marketing and Distribution -- Other Marketing and Distribution Arrangements."

     HIV-infected patients. The Human Immunodeficiency Virus ("HIV") infection is at epidemic levels in the world. The World Health Organization projects that this virus will affect 30 to 40 million people by the year 2000. HIV infection usually signals the start of a progressive disease that compromises the immune systems, ultimately resulting in Acquired Immune Deficiency Syndrome or AIDS. HIV-infected patients can be asymptomatic for many years before being afflicted by opportunistic infections or cancer. The Company believes that slowing the progression of the HIV infection in healthier patients may help fight against the development of opportunistic infections and cancer.

     An article published in AIDS Research and Human Retroviruses in 1993 by investigators at Walter Reed in collaboration with the Company's scientists indicated that the various interferon species display vast differences in their ability to affect virus replication. Walter Reed researchers found that the Company's Natural Alpha Interferon was 10 to 100 times more effective than recombinant interferons in blocking the replication of HIV-1, the AIDS virus, in infected human cells in vitro.

     Moreover, the Company's scientists were able to separate members of the interferon family in single protein fractions or clusters of proteins using advanced fractionation techniques. The individual fractions were tested for their ability to block HIV replication in the laboratory by researchers at Walter Reed. They found that the unusual anti-HIV activity was attributable to very specific fractions in the Company's product. The most active fractions are not present in marketed recombinant interferon.

     This information provided additional support for a long-held belief of the Company that its Natural Alpha Interferon has unique anti-viral properties distinguishing it from recombinant interferon products.

These promising findings led the Walter Reed researchers to conduct a Phase 1 clinical trial with the Company's product in asymptomatic HIV-infected patients.

     In March 1992, Walter Reed launched a Phase 1 clinical trial with asymptomatic HIV-infected patients to investigate the safety and tolerance, at several dose regimens, of Natural Alpha Interferon, self-injected subcutaneously for periods of up to 24 weeks. The investigators concluded that the treatment was "surprisingly" well tolerated by patients, at all dose regimens. Preliminary findings were reported by Walter Reed at the IXth International Conference on AIDS in Berlin in 1993. The investigators also reported that CD4 white blood cell counts either stabilized or improved in most patients while on therapy and that the expected interferon side effects, such as flu-like symptoms, were rare or absent in the majority of patients treated with the Company's product.

     Although this Phase 1 clinical trial was designed primarily to provide safety information on various doses of Natural Alpha Interferon used for extended periods of time, there were encouraging indications that certain disease parameters had stabilized or even improved in certain patients by the end of the experimental treatment.

     In a recent follow-up analysis of patients' blood testing data, it was found that after an average of 16 months after treatment, CD4 lymphocyte levels (the white blood cells which normally decline in HIV infected patients) remained essentially unchanged or were higher than at the onset of the trial in 11 of 20 patients. In addition, the amount of HIV detectable in the patients' blood, as measured by a quantitative PCR (Polymerase Chain Reaction) technique, declined in a dose dependent manner (the greatest declines were observed in the highest dose group). Also, none of the patients were found to have developed neutralizing antibodies to Natural Alpha Interferon, even after being treated three times weekly for many months. These results were reported at the Third International Congress on Biological Response Modifiers held in Cancun, Mexico in January 1995, and were selected for a poster presentation at the 35th Interscience Conference on Antimicrobial Agents and Chemotherapy held in San Francisco in September 1995. An extensive report has been prepared and submitted for publication.

     It is important to note that, because of the small number of study participants and the absence of a control group, no firm conclusions can be drawn from these observations. However, the information obtained from this trial has been helpful in designing a multi-center Phase 2 clinical trial of Natural Alpha Interferon in HIV-infected patients.

     Kaposi's sarcoma (in AIDS patients). Kaposi's sarcoma is a cancerous growth characterized by vascular skin tumors and affects approximately 10% of AIDS patients. It is often the first notable manifestation of AIDS, and as the tumors become more widely disseminated on the skin, it is associated with visceral lesions and lymph node involvement. Traditional treatment involves single agent or combination chemotherapy, but the typical side effects of chemotherapy can be severe. In the United States, recombinant alpha interferon has been approved for the treatment of Kaposi's sarcoma in AIDS patients. However, response has been limited and often followed by relapse. The Company presently is conducting a Phase 2 clinical trial in Mexico utilizing ALFERON N Injection for the treatment of Kaposi's sarcoma in patients with AIDS.

     Small Cell Lung Cancer. Small Cell Lung Cancer ("SCLC") represents approximately 25% of all newly-diagnosed cases of lung cancer and affected approximately 42,000 people in 1992. Although patients with SCLC initially respond to high-dose combination chemotherapy regimens, the rate of relapse is high and such patients have a median survival rate of only 7 to 16 months, depending upon the extent of disease.

     The Company has agreed to supply Natural Alpha Interferon for a multi-center, physician-initiated, Phase 2 study which is being conducted at Allegheny General Hospital and at the University of Pittsburgh. Patients who are in remission following successful treatment with standard chemotherapy will be entered into this study. They will first receive high dose combination chemotherapy, followed by peripheral blood stem cell augmentation. One month after hematologic recovery, patients will then be given Natural Alpha Interferon injections until evidence of disease progression or intolerable toxicity occurs. The expected duration of treatment is up to 12 months. The goal of this study is to investigate Natural Alpha Interferon's potential to extend the disease-free period and overall survival of these patients.

     Multiple Sclerosis. Multiple sclerosis ("MS") is a chronic, sometimes progressive, immune-mediated disease of the central nervous system that is believed to occur in genetically predisposed individuals following exposure to an environmental factor, such as virus infection. The disease affects an estimated 250,000 to 350,000 people in the United States, primarily young adults. Symptoms of MS, including vision problems, muscle weakness, slurred speech, and poor coordination, are believed to occur when the patient's own cells attack and ultimately destroy the insulating myelin sheath surrounding the brain and spinal cord nerve fibers, resulting in improper transmission of signals throughout the nervous system.

     In the United States, a recombinant form of beta interferon has been approved for the treatment of relapsing-remitting MS. However, reports in the scientific literature and elsewhere have indicated that the significant adverse reactions associated with the treatment may limit its usefulness. In December 1995, an FDA advisory panel recommended approval of another recombinant form of beta interferon for the treatment of MS. Such alternate form appeared to be effective in halting the progression of the disease in certain patients (something the approved form has not been shown to do) and to cause less severe adverse reactions than the approved form. The Company is planning to conduct a clinical trial in order to investigate the potential use of Natural Alpha Interferon for MS, but may not start such trials unless additional funding or a sponsor is secured.

     Chronic Viral Hepatitis B. Hepatitis B ("HBV") is currently the most common form of hepatitis virus. Approximately three and a half to four million people in the United States are infected with this virus, with some 300,000 new infections occurring annually and over 200 million infected people worldwide. HBV is transmitted through contact with infected blood, sexual intercourse, and needle-sharing among intravenous drug users. Infants born to infected mothers may become infected as they pass through the birth canal. According to the Centers for Disease Control, approximately 25% of hepatitis B patients develop irreversible chronic liver conditions, and about 10% of all patients become lifetime carriers and can transmit the virus to others. The Company is currently planning clinical trials using ALFERON N Injection in persons infected with hepatitis B; however, the Company does not anticipate starting the clinical trials unless additional funding or a sponsor is secured.

     Marketing and Distribution.

     Agreements with Purdue. In 1988, the Company entered into exclusive marketing and distribution agreements with Mundipharma Pharmaceutical Company ("Mundipharma"), a related entity of Purdue Pharma, with respect to ALFERON N Injection, which agreements have been amended from time to time (as amended, the "Purdue Marketing Agreements"). In 1991, Mundipharma assigned the right to market and distribute ALFERON N Injection in the United States to Purdue Pharma and retained the right to market and distribute ALFERON N Injection in Canada, Western Europe, Israel, India, Japan, and Australia. In 1993, the Company reacquired the right to market and distribute ALFERON N Injection in Japan.

     In 1994, an amendment to these agreements was entered into (the "1994 Purdue Amendment") pursuant to which the Company reacquired the right to market ALFERON N Injection in Western Europe and other countries and took over from Purdue the conduct and funding of clinical trials. Specifically, the 1994 Purdue Amendment provided, among other things, that (i) the Company reacquired the right to market ALFERON N Injection in Western Europe, Israel, India, and Australia (the "Returned Territories"), subject to the payment to Mundipharma of a royalty equal to 3% of net sales (as defined) in the Returned Territories until Mundipharma has received royalty payments equal to $3 million ($5 million under certain circumstances) and 1% of net sales thereafter; (ii) the Company assumed responsibility for the conduct and funding of clinical trials to develop new indications for ALFERON N Injection; Purdue was granted the right to obtain marketing and distribution rights for each additional indication of ALFERON N Injection at such time as the Company files a product license application or receives FDA approval for any such additional indication, by reimbursing the Company for some or all of its clinical costs plus an additional lump-sum payment; and the Company was given the right to reacquire the rights to market and distribute ALFERON N Injection in the United States and Canada after each of the first three additional indications if Purdue does not exercise its right to obtain marketing and distribution rights for such indication, at a price based on a percentage of total sales or gross profit during a specified period of all products subject to the agreement; (iii) the Company agreed to purchase for $4.00 per share 994,994 shares of Common Stock held by Purdue and certain related parties over a period of 18 months; (iv) Purdue Pharma and Mundipharma retained the right to market and distribute ALFERON N Injection in the United States and Canada, respectively, subject to the Company's option (the "First Option") to reacquire such rights at a price of $12 million until July 25, 1995 ($10 million if the First Option had been exercised before January 1995); provided that the First Option could not have been exercised unless the Company simultaneously paid the unpaid balance of the purchase price for the 994,994 shares referred to above, which payment would have reduced the First Option exercise price; and (v) Purdue ordered 45,000 vials of ALFERON N Injection at an agreed upon price. Unless certain minimum purchase levels are reached during certain annual periods, or minimum payments are made to the Company in lieu of such minimum purchases, the Company can terminate Purdue Pharma and Mundipharma's exclusive marketing and distribution rights. All marketing and distribution costs are borne by Purdue Pharma and Mundipharma in their respective territories.

     In March 1995, the Company entered into an amendment to the 1994 Purdue Amendment (the "March 1995 Purdue Amendment") pursuant to which the Company obtained an option, exercisable until June 30, 1995 (the "Second Option"), to reacquire the remaining marketing and distribution rights from Purdue Pharma and Mundipharma. The exercise price of the Second Option was 2.5 million shares of Common Stock; provided that the Option could not have been exercised unless the Company simultaneously paid the unpaid balance of the purchase price for the 994,994 shares referred to above. If, 18 months from the date of exercise of the Second Option by the Company (the "Valuation Date"), the 2.5 million shares of Common Stock did not have a value of at least $9,037,807 (which value was calculated using the average of the closing bid and asked prices of the Common Stock as quoted by the NASDAQ National Market System for the ten trading days ending on the day prior to the Valuation Date), the Company was required to issue a note for the shortfall. Such note was required to bear interest at the prime rate and became due and payable 24 months from the Valuation Date. The Company agreed that it would utilize its best efforts to ensure that the 2.5 million shares of Common Stock would be registered and freely tradeable 18 months from the date of exercise of the Second Option. If the Second Option were exercised, the First Option, the royalty obligations, and Purdue's right to obtain marketing and distribution rights for new indications contained in the 1994 Purdue Amendment would have terminated.

     In July 1995, the Company entered into an amendment, which became effective upon the sale on August 22, 1995 of more than the minimum number of shares of Common Stock in the Best Efforts Offering, to the 1994 Purdue Amendment and the March 1995 Purdue Amendment (the "July 1995 Purdue Amendment"), pursuant to which the balance owed to Purdue for the 62,500 shares of Common Stock required to be repurchased in April 1995 was forgiven and the Company obtained an option, exercisable until December 31, 1996 (the "Third Option"), to reacquire the remaining marketing and distribution rights from Purdue Pharma and Mundipharma. The exercise price of the Third Option is $5,029,133, subject to reduction as set forth below, plus 350,000 shares of Common Stock if exercised on or before December 31, 1995 or 750,000 shares of Common Stock if exercised after December 31, 1995. The Company has agreed that it will utilize its best efforts to ensure that such shares will be registered and freely tradeable upon issuance. The Third Option may not be exercised unless the Company simultaneously pays the unpaid balance of the purchase price for any of the 994,994 shares referred to above then held by Purdue. As of December 8, 1995, Purdue held 619,994 of such shares and such unpaid balance was $2,479,976. The cash exercise price of the Third Option will be reduced by the aggregate of (i) the amount paid by the Company to Purdue to repurchase any of such 619,994 shares then held by Purdue,
(ii) if Purdue sells any or all of such 619,994 shares, which may only be done until December 31, 1996 with the consent of the Company, the amount received by Purdue from such sale, and (iii) the amount by which the transfer price for vials sold by the Company to Purdue Pharma or Mundipharma exceeds $25 per vial. If the Third Option is exercised, the royalty obligations and Purdue's right to obtain marketing and distribution rights for new indications contained in the 1994 Purdue Amendment will terminate. If the Third Option is not exercised, the Company will no longer have the obligation to repurchase the 619,994 shares. In July 1995, the Company and Purdue also agreed to extend the date on which the Company was obligated to repurchase the final 619,994 shares of

Common Stock if the July 1995 Purdue Amendment did not become effective from July 25, 1995 to August 31, 1995 (or such earlier date on which the Best Efforts Offering shall have terminated prior to the sale of the minimum number of shares of Common Stock).

     The Company entered into the 1994 Purdue Amendment, the March 1995 Purdue Amendment, and the July 1995 Purdue Amendment to provide it with greater financial flexibility and control over the worldwide marketing and distribution of ALFERON N Injection. The July 1995 Purdue Amendment provides the Company with the flexibility to enter into a strategic alliance with a multinational marketing partner if it elects to exercise the Third Option.

     Under the terms of the Purdue Marketing Agreements, the Company receives a transfer price for the sale of vials of ALFERON N Injection to Purdue Pharma or Mundipharma. Such transfer price is calculated based on either a manufacturing cost formula or a fixed price formula (subject to consumer price index adjustments); provided, however, that if the Company chooses the fixed price formula, the Company may be entitled to additional payments if the net sales price received by Purdue Pharma or Mundipharma for ALFERON N Injection exceeds certain levels. Pursuant to the July 1995 Purdue Amendment, the transfer price for each vial will be payable $25 in cash and the balance as an offset to the cash exercise price of the Third Option. If the Third Option is not exercised, such offsets will have no value. The Company may choose the applicable formula every six months. Except as described below, Purdue Pharma and Mundipharma have no recourse against the Company in the event that they are unable to resell ALFERON N Injection to third parties.

     In January 1994, pursuant to the 1994 Purdue Amendment, Purdue ordered 45,000 vials of ALFERON N Injection at an agreed upon price. In addition, the Company agreed, under certain circumstances, to replace up to 15,000 vials of ALFERON N Injection from Purdue's existing inventory at an agreed upon discounted price. The Company also granted Purdue an option, exercisable (in whole only) until July 25, 1995, to purchase an additional 100,000 vials of ALFERON N Injection at an agreed upon discounted price. The option was not exercised.

     Purdue Pharma utilizes its affiliate's, The Purdue Frederick Company's, sales force in the United States. The Purdue Frederick Company's principal products include BETADINE(R) antiseptics, UNIPHYL(R) controlled release theophylline, TRILISATE(R) analgesic/anti-inflammatory products, and M.S. CONTIN(R) tablets for the prolonged relief of pain in cancer patients.

     Other Marketing and Distribution Arrangements. In the first quarter of 1995, the Company concluded an agreement with Fujimoto Diagnostics, Inc. ("Fujimoto") for the commercialization of ALFERON N Injection and ALFERON N Gel in Japan (the "Fujimoto Agreement"). Fujimoto is affiliated with Fujimoto Pharmaceutical Company, a 60-year old company with facilities in central Japan. The Fujimoto Agreement grants Fujimoto exclusive rights to develop, distribute, and sell ALFERON N Injection and ALFERON N Gel in Japan. Pursuant to the terms of the Fujimoto Agreement, Fujimoto agreed to fund and conduct all preclinical and clinical studies required for Japanese regulatory approval. For the injectable product, ALFERON N Injection, Fujimoto has advised the Company that it will initially focus on the use of the product for the treatment of patients infected with the hepatitis C virus. The Company will supply Fujimoto with ALFERON N Injection and will also manufacture and supply Fujimoto with ALFERON N Gel. The first indication to be developed for ALFERON N Gel has not yet been determined. Fujimoto will also purchase certain quantities of ALFERON N Injection and ALFERON N Gel at agreed-upon prices during the preclinical and clinical phases. In connection with the Fujimoto Agreement, Fujimoto purchased $1,500,000 of Common Stock for $1.45 per share (the then current market price), and agreed to purchase an additional $500,000 of Common Stock on February 6, 1996 at the then current market price.

     In February 1994, the Company entered into an exclusive distribution agreement for ALFERON N Injection in Mexico with Industria Farmaceutica Andromaco, S.A. De C.V. ("Andromaco"), a privately-held pharmaceutical company headquartered in Mexico City which specializes in oncology and immunology products. Under the agreement, Andromaco applied for and recently obtained approval from the Mexican regulatory authorities to sell ALFERON N Injection for the treatment of genital warts, which will be marketed under the trade name ALTEMOL(R). Andromaco has also agreed to sponsor, under a United States Notice of Claimed Investigational Exemption for a New Drug, a clinical trial in Mexico of the use of

ALFERON N Injection in patients infected with the hepatitis C virus. The agreement establishes performance milestones for the maintenance of distribution rights by Andromaco in Mexico. In addition, the Company has a buy-out option to reacquire the marketing and distribution rights in Mexico under certain terms and conditions.

     The Company is also exploring development and marketing arrangements that would involve the potential use of Natural Alpha Interferon for the treatment of hepatitis B and C, multiple sclerosis, HIV-infected patients, and cancer.

     Although the Company has exclusive marketing and distribution agreements with Purdue Pharma, Mundipharma, Fujimoto, and Andromaco, and has the right to sell ALFERON N Injection in the Returned Territories, no sales of ALFERON N Injection can be made in Canada, Japan, or the Returned Territories until such product is approved for sale in these countries. Submissions for regulatory approval to sell ALFERON N Injection for treatment of genital warts have been filed in a number of countries other than the United States and regulatory approval has been obtained in Mexico. There can be no assurance, however, that any additional approvals will be granted. See "Business -- Governmental Regulation," "Risk Factors -- Regulatory Approvals," and "Risk
Factors -- Foreign Regulatory Approvals."

     Manufacturing. The purified drug concentrate utilized in the formulation of ALFERON N Injection is manufactured in the Company's facility located in New Brunswick, New Jersey, and ALFERON N Injection is formulated and packaged at a production facility located in McPherson, Kansas and operated by Sanofi pursuant to a processing and supply agreement entered into in September 1994. Under the terms of the agreement with Sanofi, the Company pays Sanofi an agreed price to formulate and package ALFERON N Injection in accordance with specifications provided by the Company. These facilities received FDA approval in October 1989. Subsequently, the Company developed process improvements and completed an expansion of its manufacturing facility, both of which were approved by the FDA in June 1991. The process improvements and expanded facility enabled the Company to reduce the manufacturing costs of ALFERON N Injection and gave the Company increased production capacity for ALFERON N Injection. See "Risk
Factors -- Regulatory Approvals" and "Business -- Governmental Regulation."

     Competition. Presently, INTRON(R) A, manufactured by Schering, is the one other injectable interferon product approved by the FDA for the treatment of genital warts. INTRON(R) A is made from recombinant alpha interferon. ALFERON N Injection also competes with surgical, chemical, and other methods of treating genital warts. The Company cannot assess the impact products developed by the Company's competitors or advances in other methods of the treatment of genital warts will have on the commercial viability of its product.

     If and when the Company obtains approvals for additional indications of ALFERON N Injection and its proposed products, it expects to compete primarily on the basis of product performance and price with a number of pharmaceutical companies (such as Hoffmann, Roche, Schering, Amgen Inc., and Burroughs Wellcome Co.), both in the United States and abroad. In addition, the Company's potential competitors have developed or may develop products (containing either alpha interferon or other therapeutic compounds) or other treatment modalities which may compete with the Company's products. For example, Schering's recombinant interferon product is already approved for the treatment of hepatitis C and hepatitis B in the United States and other markets, as well as for many other medical uses, and there is no assurance that, if the Company is able to obtain regulatory approval of ALFERON N Injection for the treatment of those diseases, it will be able to achieve any significant penetration into those markets. In addition, since production of the competitive products is not dependent on a source of human blood cells, such products may be able to be produced in greater volume and at a lower cost than ALFERON N Injection. Currently, the Company's wholesale price on a per unit basis of ALFERON N Injection is substantially higher than that of the competitive recombinant alpha interferon products. Many of the Company's potential competitors are among the largest pharmaceutical companies in the world, are well known to the public and the medical community, and have substantially greater financial resources and product development, manufacturing, and marketing capabilities than the Company or its marketing partners.

     Patents and Licenses. On March 5, 1985, the United States Patent and Trademark Office issued a patent to Hoffmann claiming purified human alpha (leukocyte) interferon (regardless of how it is produced). In 1988, the Company obtained a non-exclusive license from Hoffmann which allowed the Company to make, use, and sell in the United States, without a potential patent infringement claim from Hoffmann, (i) ALFERON N Injection for the treatment of genital warts and (ii) injectable formulations of interferon alfa-n3 (which is the same active ingredient contained in ALFERON N Injection), for the treatment of patients with diseases which are refractory to recombinant interferon therapy. On May 6, 1994, the United States Patent and Trademark Office issued an Office Action in Reexamination on the Hoffmann patent and rejected all of the 14 claims in the Hoffmann patent. Claims in a patent under reexamination are valid and enforceable until such time as a final disposition on the claims is reached. On July 11, 1994, Hoffmann filed a response objecting to the Patent Office's rejection of such claims. On July 20, 1995, the Patent Office issued another Office Action in Reexamination on the Hoffmann patent and rejected three of the claims in the Hoffmann patent and concluded that the remaining 11 claims are patentable. In November 1995, Hoffmann filed another response objecting to the Patent Office's rejection of such three claims. The outcome of such reexamination of the Hoffmann patent cannot be determined at this time. Roche also has been issued patents covering human alpha interferon in many countries throughout the world. As of March 31, 1995, the Company obtained a non-exclusive license from Hoffmann and Roche (the "Hoffmann Agreement") which grants the Company the worldwide rights to make, use, and sell, without a potential patent infringement claim from Hoffmann or Roche, any formulation of Natural Alpha Interferon. The Hoffmann Agreement permits the Company to grant marketing rights with respect to Natural Alpha Interferon products to third parties, except that the Company cannot grant marketing rights with respect to injectable products in any country in which Hoffmann or Roche has patent rights covered by the Hoffmann Agreement (the "Hoffmann Territory") to any third party not listed on a schedule of approximately 50 potential marketing partners without the consent of Hoffmann and Roche, which consent cannot be unreasonably withheld. The Hoffmann Agreement will enable the Company, if it is successful in obtaining necessary regulatory approvals, to expand the formulations of Natural Alpha Interferon it makes, uses, and sells in the United States and the rest of the world and to market its products for the treatment of additional indications. See "Risk Factors -- Potential Patent Infringement Claims" and "Business -- ALFERON N
Injection -- Royalty Obligations."

     Royalty Obligations. The Company is a party to certain license agreements pursuant to which it is obligated to pay royalties based upon the commercial exploitation of Natural Alpha Interferon products. Under the terms of the Hoffmann Agreement, the Company is obligated to pay Hoffmann and Roche an aggregate royalty on net sales (as defined) of Natural Alpha Interferon products by the Company in an amount equal to (i) 8% of net sales in the Hoffmann Territory, and 2% of net sales outside the Hoffmann Territory of products manufactured in the Hoffmann Territory, up to $75,000,000 of net sales in any calendar year and (ii) 9.5% of net sales in the Hoffmann Territory, and 2% of net sales outside the Hoffmann Territory of products manufactured in the Hoffmann Territory, in excess of $75,000,000 of net sales in any calendar year, provided that the total royalty payable in any calendar year shall not exceed $8,000,000. The Hoffmann Agreement can be terminated by the Company on 30 days' notice with respect to the United States patent, any individual foreign patent, or all patents owned by Hoffmann or Roche. If the Hoffmann Agreement is terminated with respect to the patents owned by Hoffmann or Roche in a specified country, such country is no longer included in the Hoffmann Territory. If Hoffmann's United States patent, or the claims in such patent which the marketing of Natural Alpha Interferon products by the Company might infringe, were found to be invalid, the Company intends to terminate the Hoffmann Agreement with respect to Hoffmann's United States patent, which would eliminate the royalty payable to Hoffmann and Roche on net sales in the United States of products manufactured in the United States. When the Company received FDA approval for ALFERON N Injection for the treatment of genital warts in 1989, the Company became obligated to issue shares of Common Stock to Hoffmann as a prepaid royalty against future net sales by the Company. Under the terms of the Hoffmann Agreement, certain payments previously made to Hoffmann (including a portion of the value of the Common Stock previously issued to Hoffmann) are available as offsets against 50% of the Company's future royalty obligations to Hoffmann and Roche until the Company obtains an FDA approval to market ALFERON N Injection for an additional indication. As of September 30, 1995, the Company had approximately $1,084,363 of credits available to offset its future royalty obligations to Hoffmann and Roche.

     Under the terms of the Purdue Marketing Agreements, unless the Third Option is exercised and the royalty obligation is terminated as provided in the July 1995 Purdue Amendment, the Company is obligated to pay Mundipharma a royalty equal to 3% of the net sales of ALFERON N Injection in the Returned Territories until Mundipharma has received royalty payments equal to $3 million ($5 million under certain circumstances) and 1% of the Company's net sales in the Returned Territories thereafter. See "Business -- ALFERON N Injection -- Marketing and Distribution -- Agreements with Purdue."

     In addition, the Company agreed to pay NPDC a royalty of $1 million in connection with the acquisition of certain intellectual property and technology rights from NPDC. Such amount is payable if and when the Company generates income before taxes, limited to 25% of such income before income taxes per year until the amount is paid in full. See "Risk Factors -- Royalty Obligations."

PRODUCTS UNDER DEVELOPMENT

  ALFERON N Gel.

     ALFERON N Gel is a topical interferon preparation which the Company has developed and believes has potential in the treatment of cervical dysplasia, vaginal human papilloma virus infection, recurrent genital herpes, other viral diseases, and cancers.

     Clinical Trials for ALFERON N Gel. The Company has completed one clinical trial and plans to conduct various other clinical trials for its ALFERON N Gel formulation to develop applications and obtain initial approvals for such products.

     Cervical Dysplasia. Affecting approximately 500,000 to one million women each year in the United States alone, cervical dysplasia, or abnormal cervical cells, has been identified as a potential precursor to cervical cancer, which strikes approximately 13,000 women in the United States each year. Cervical dysplasia is caused by certain strains of the human papilloma virus (HPV), the same family of viruses that causes genital warts. The Company has completed a Phase 2 dose-ranging study using ALFERON N Gel at the Columbia Presbyterian Medical Center in New York for the treatment of mild cervical dysplasia. In this pilot study, patients were treated with either a high or low dose of ALFERON N Gel, both of which were well-tolerated. From both the high and low dose groups, cytological analyses of Pap smears, identification tests for the presence of HPV, and cervical biopsies indicated that ALFERON N Gel potentially improved the course of cervical dysplasia in the majority of patients who completed the treatment course. Based upon these initial results, a physician-sponsored study in HIV-infected women with cervical dysplasia commenced in August 1995, as described below.

     Cervical Dysplasia (in HIV-infected patients). Cervical dysplasia is particularly difficult to treat in HIV-infected women. These women have a high recurrence rate of cervical dysplasia after their initially successful surgical treatment. As a result of the preliminary results in the initial cervical dysplasia study described above, the investigator at Columbia-Presbyterian Medical Center is conducting this physician-sponsored study in which ALFERON N Gel is being used as an adjuvant to surgical treatment in HIV-infected women with mild and more severe forms of cervical dysplasia.

     Other widespread dermatological lesions potentially treatable with ALFERON N Gel therapy. Nearly 30 million people in the U.S. are infected with the herpes simplex type II virus, which is the infectious virus that causes genital herpes. Up to 500,000 new cases are reported each year, according to the Alan Guttmacher Institute. To date, there is no cure for genital herpes. Preliminary findings with a previous formulation of recombinant interferon in the Company's proprietary gel showed significant shortening of the contagious period and relief of symptoms, but the Company will not start clinical trials unless additional funding or a sponsor is secured. ALFERON N Gel may also be of benefit to immunocompromised patients with mucocutaneous herpes. Patients with this form of herpes suffer from persistent skin lesions which have become resistant to existing therapies. While this disease represents an important potential target for ALFERON N Gel treatment, additional studies may be dependent upon securing additional funding or a sponsor.

     Competition. The Company believes that only one product presently sold in the United States is indicated for the treatment of recurrent genital herpes. This product, ZOVIRAX(R), produced by Burroughs

Wellcome Co., contains a drug called acyclovir which is administered orally in either solution or capsule form for the management of recurrent episodes of genital herpes. Two other ZOVIRAX(R) formulations, one of which is an ointment and the other of which is an intravenous product, also are sold by Burroughs Wellcome Co. in the United States for this use.

  ALFERON LDO.

     ALFERON LDO is a low dose oral liquid alpha interferon preparation. In October 1989, the Company entered into an agreement (as amended, the "ACC Agreement") with Amarillo Cell Culture Company, Incorporated ("ACC"), a privately-held company located in Amarillo, Texas, engaged in the research and development of animal health products. Under the terms of the ACC Agreement, the Company has a non-exclusive license under all of ACC's issued patents, patent applications, and "know-how" relating to the treatment of humans by the oral administration of Natural Alpha Interferon in low doses. The Company will be obligated to pay ACC royalties of 10% on the sales of Natural Alpha Interferon products using ACC's patented technology as determined under the ACC Agreement. In addition, ACC has the right to purchase the Company's Natural Alpha Interferon for use in the animal health market and is obligated to pay royalties to the Company based upon sales using the Company's Natural Alpha Interferon. In April 1995, in connection with certain amendments to the ACC Agreement, ACC agreed to purchase 312,500 shares of Common Stock at $2.00 per share and Pharma Pacific Management Pty. Ltd. ("PPM"), a company which has also obtained a license from ACC, agreed to purchase 62,500 shares of Common Stock at $2.00 per share, all of which shares were purchased during the second quarter of 1995.

     Clinical Trials for ALFERON LDO. The Company has conducted and plans to conduct various clinical trials for its ALFERON LDO formulation to develop applications and obtain initial approvals for such products.

     HIV-infected patients. The Company has completed two studies at Mount Sinai Medical Center in New York involving ALFERON LDO. One was a placebo-controlled study in AIDS-related complex ("ARC") patients, and the other was a dose ranging study in AIDS or ARC patients. The results from the placebo-controlled study did not demonstrate a significant improvement or alteration in the expected progression of the disease, although patients receiving ALFERON LDO reported greater energy and appetite than those given the placebo. Preliminary results from the dose ranging study indicate that one of the doses may promote weight gain and increased energy.

     At the insistence of AIDS groups and community-based physicians who had been using low-dose formulations of interferon in their practice, the NIAID agreed to launch a trial of low-dose oral interferon in the United States. An advisory committee comprised of representatives from interferon manufacturers, AIDS support groups, FDA, and National Institutes of Health was organized to design a nationwide, controlled study. This study will investigate the effect of a number of oral dosage forms of alpha interferon on several quality-of-life parameters of importance to patients infected with the AIDS virus.

     The Company has been active in helping plan this trial, and has agreed to make clinical quantities of ALFERON LDO available for use in the study. In a February 24, 1995 press release, the NIAID AIDS Research Advisory Committee reaffirmed the need to conduct this study and stated that the NIAID will now begin implementation of this trial. Based upon this press release, the Company believes that this trial will begin later this year if the NIAID completes all the necessary steps to initiate this trial.

     Competition. Under the terms of the ACC Agreement, (i) the Company has the exclusive right to sell ALFERON LDO, containing Natural Alpha Interferon, in the United States and all foreign countries other than Japan, (ii) ACC and PPM each has the right to sell any interferon other than Natural Alpha Interferon in the United States and all foreign countries other than Japan, and (iii) Hayashibara Biochemical Laboratory has the right to sell its low dose alpha interferon in Japan. Therefore, with respect to low dose oral interferon products, the Company will potentially compete with ACC and PPM in the United States and in the rest of the world except Japan.

  ALFERON N Gel and ALFERON LDO.

     Sales and Marketing Staff. The Company does not have a marketing or sales staff nor does it have a marketing agreement with respect to ALFERON N Gel (other than the Fujimoto Agreement) or ALFERON LDO and, if FDA marketing approval of ALFERON N Gel OR ALFERON LDO is obtained, no assurance can be given that the Company will be able to enter into a marketing agreement for such products on terms satisfactory to the Company. In February 1995, the Company entered into the Fujimoto Agreement which, among other things, grants Fujimoto the exclusive right to develop, distribute, and sell ALFERON N Gel in Japan. See "Business -- ALFERON N Injection -- Other Marketing and Distribution Agreements."

     Patents and Licenses. The United States Patent and Trademark Office issued two patents to the Company which disclose and claim topical interferon preparations. The patents encompass interferon preparations for the topical delivery of one or more interferons to the site of a disease which responds therapeutically to interferon, and a system for delivering interferon topically which prevents oxidation of the protein. The inventions specifically encompass the topical treatment for treating viral diseases, such as herpes genitalis, with alpha interferon. The Company has various other issued patents and patent applications pending in the field of biotechnology, purification processes, and therapeutics. See "Business -- ALFERON N Injection -- Patents and Licenses."

     Royalty Obligations. The Company is a party to certain license agreements, including the Hoffmann Agreement, pursuant to which it is obligated to pay royalties based upon commercial exploitation of ALFERON N Gel and ALFERON LDO. Under the terms of such license agreements, the Company would pay royalties of up to 13.5% and 19.5% of net sales of ALFERON N Gel and ALFERON LDO, respectively. See "Risk Factors -- Royalty Obligations."

GOVERNMENTAL REGULATION

     Regulations imposed by U.S. federal, state, and local authorities, as well as their counterparts in other countries, are a significant factor in the conduct of the research, development, manufacturing, and marketing activities for present and proposed products developed by the Company.

     The Company's or its licensees' potential products will require regulatory approval by governmental agencies prior to commercialization. In particular, human medical products are subject to rigorous pre-clinical and clinical testing and other approval procedures by the FDA in the United States and similar health authorities in foreign countries. Various federal and, in some cases, state statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, recordkeeping, and marketing of such products, including the use, manufacture, storage, handling, and disposal of hazardous materials and certain waste products. The process of obtaining these approvals and the subsequent compliance with applicable federal and foreign statutes and regulations involves a time-consuming process and requires the expenditure of substantial resources.

     The effect of government regulation may be to delay for a considerable period of time or prevent the marketing of any product that the Company may develop and/or impose costly procedures on the Company's activities, the result of which may be to furnish an advantage to the Company's competitors. Any delay in obtaining or failure to obtain such approvals would adversely affect the marketing of the Company's products and the ability to earn product revenue.

     Before testing of any agents with potential therapeutic value in healthy human test subjects or patients may begin, stringent government requirements for pre-clinical data must be satisfied. These data, obtained from studies in several animal species, as well as from laboratory studies, are submitted in a Notice of Claimed Investigational Exemption for a New Drug ("IND") or its equivalent in countries outside the U.S. where clinical studies are to be conducted. If the necessary authorizations are received, the Company then conducts clinical tests of its products on human beings at various unaffiliated medical centers and institutions. Initial trials (Phase 1) are conducted on a small number of volunteers to determine whether the drug is safe for human beings. If the initial trials demonstrate the safety of the product, trials (Phase 2) are then conducted on patients affected with the disease or condition under investigation to establish the proper dose and dosing interval. The findings of these trials are then used to design and implement large-scale controlled trials (Phase 3) to provide statistical proof of effectiveness and adequate evidence of safety to meet FDA and/or foreign approval requirements.

     The FDA closely monitors the progress of each of the phases of clinical testing and may, at its discretion, re-evaluate, alter, suspend, or terminate the testing based on the data which have been accumulated to that point and its assessment of the risk/benefit ratio to the patient. Estimates of the total time required for completing clinical testing vary between four and ten years. Upon successful completion of clinical testing of a new drug, a company typically submits a New Drug Application ("NDA"), or for biological products such as Natural Alpha Interferon, a Product and Establishment License Applications ("PLA/ELA") to the FDA summarizing the results and observations of the drugs during the clinical trials.

     To the extent a portion of the manufacturing process for a product is handled by an entity other than the Company, the Company must similarly receive FDA approval for the other entity's participation in the manufacturing process. The Company has entered into an agreement with Sanofi, pursuant to which Sanofi formulates and packages ALFERON N Injection. The Company presently has a biologic establishment license for the facilities in which it produces ALFERON N Injection, which includes the facilities in which Sanofi formulates and packages ALFERON N Injection. In addition, FDA approval would have to be obtained if the Company should choose to use an outside formulator and/or packager for ALFERON N Gel or ALFERON LDO.

     Once the manufacture and sale of a product is approved, various FDA regulations govern the production processes and marketing activities of such product. A post-marketing testing, surveillance, and reporting program may be required to continuously monitor the product's usage and effects. Product approvals may be withdrawn, or other actions may be ordered, if compliance with regulatory standards is not maintained.

     Each individual lot of Natural Alpha Interferon produced must be tested for compliance with specifications and released for sale by the FDA prior to distribution in the marketplace. Even after initial FDA marketing approval for a product has been granted, further studies may be required to provide additional data on safety or efficacy; to obtain approval for marketing a product as a treatment for specific diseases other than those for which the product was originally approved; to change the dosage levels of a product; to support new safety or efficacy claims for the product; or to support changes in manufacturing methods, facilities, sources of raw materials, or packaging.

     In many markets, effective commercialization also requires inclusion of the product in national, state, provincial, or institutional formularies or cost reimbursement systems. The impact of new or changed laws or regulations cannot be predicted with any accuracy. The Company uses its own staff of regulatory affairs professionals and outside consultants to enable it to monitor compliance, not only with FDA laws and regulations, but also with state and foreign government laws and regulations. See "Risk Factors -- Regulatory Approvals."

     Promotional and educational communications by the Company and its distributors also are regulated by the FDA and are governed by statutory and regulatory restrictions and FDA policies regarding the type and extent of data necessary to support claims that may be made. The Company currently does not have data adequate to satisfy FDA requirements with respect to potential comparative claims between Natural Alpha Interferon and competing recombinant interferon products.

     For marketing outside the United States, the Company will also be subject to foreign regulatory requirements governing human clinical trials, manufacturing, and marketing approval for drugs and other medical products. The requirements governing the conduct of clinical trials, product licensing, pricing, and reimbursement vary widely from country to country. See "Risk Factors -- Foreign Regulatory Approvals" and "Risk Factors -- Uncertainty of Pharmaceutical Pricing and Related Matters; Need for Reimbursement."

                              SELLING STOCKHOLDERS

     The following table sets forth certain information as of the date of this Prospectus with respect to the Selling Stockholders. The shares to be sold by the Selling Stockholders represent shares of Common Stock currently owned by the Selling Stockholders or which may be acquired by them on exercise of warrants. The Company will receive the exercise price on any such exercise but will not receive any of the proceeds from the sale of such shares. Beneficial ownership after this offering will depend on the number of shares sold by each Selling Stockholder.

                                        NUMBER OF SHARES
                                       BENEFICIALLY OWNED           PERCENTAGE OF
           NAME AND ADDRESS              PRIOR TO THIS              CLASS PRIOR TO         NUMBER OF
         OF BENEFICIAL OWNER                OFFERING               THIS OFFERING(1)      SHARES OFFERED
-------------------------------------- ------------------         ------------------     --------------
Gary Kaufman..........................         30,000(2)                  (3)                  30,000(2)
DFA Group Trust-Small Company
  Subtrust............................        377,000                     (3)                 312,000(4)
U.S. 6-10 Small Company Series of the
  DFA Investment Trust Company........         15,900                     (3)                   7,000(4)
The 6-10 Subtrust of DFA Group
  Trust...............................        136,000                     (3)                 111,000(4)
U.S. 9-10 Small Company Portfolio of
  DFA Investment Dimensions Group
  Inc.................................        210,000                     (3)                 180,000(4)
Capello Capital Corp..................         61,000(5)                  (3)                  61,000(5)
Commonwealth Associates...............         90,832(6)                  (3)                  90,832(6)
James Mitarotonda.....................         16,574(6)                  (3)                  16,574(6)
Kerry Dukes...........................         10,772(6)                  (3)                  10,772(6)
Jacob Agam............................         99,446(6)                  (3)                  99,446(6)
Michael Falk..........................         35,634(6)                  (3)                  35,634(6)
Edmund Shea...........................         22,968(6)                  (3)                  22,968(6)
James Giordano........................         55,257(6)                  (3)                  55,257(6)

---------------

 (1) The percentage of class calculation assumes for each beneficial owner that all of the options or warrants are exercised in full only by the named beneficial owner and that no other options or warrants are deemed to be exercised by any other stockholders.

 (2) Consists of shares purchased pursuant to a Purchase Agreement dated May 28, 1993 and shares acquired pursuant to a Purchase and Exchange Agreement dated December 6, 1994. The purchaser has certain demand registration rights as to the securities acquired under the Purchase Agreement and certain demand and "piggyback" registration rights as to the securities acquired under the Purchase and Exchange Agreement. Pursuant to the Purchase Agreement, the purchaser agreed to vote for the election of two nominees of NPDC as directors of the Company. Such agreement was cancelled pursuant to the Purchase and Exchange Agreement.

 (3) Less than 1%.

 (4) Shares purchased pursuant to a Stock Purchase Agreement dated as of August 31, 1994 by a Selling Stockholder who is an entity advised by Dimensional Fund Advisors Inc. The purchaser has certain demand and "piggyback" registration rights as to the securities acquired under the Stock Purchase Agreement.

 (5) Consists of shares issuable upon exercise of warrants with an exercise price of $2.70 per share and expiring on August 31, 1999. Such warrants were issued in connection with a private placement by the Company in August 1994 of 610,000 shares of Common Stock to entities advised by Dimensional Fund Advisors Inc. for which Capello Capital Corp. acted as placement agent. The holder of the warrants has certain "piggyback" registration rights as to the warrants and underlying shares of Common Stock.

 (6) Consists of shares issuable upon exercise of warrants with an exercise price of $3.62 per share and expiring on October 29, 1996. Such warrants were issued in connection with an underwritten public offering by the Company in October 1991 of 2,000,000 shares of Common Stock for which Commonwealth Associates ("Commonwealth") served as representative of the underwriters. The holders of such warrrants have certain demand and "piggyback" registration rights as to the warrants and underlying shares of Common Stock. The Company has agreed, for a period of five years commencing upon the completion of such offering, to use its best efforts to secure the election of a designee of Commonwealth to the Board of Directors of the Company. Mr. E. Donald Shapiro was so designated by Commonwealth and served as a director of the Company from October, 1991 until his resignation in May, 1995. Commonwealth has not designated a replacement for Mr. Shapiro. In addition, the Company retained Commonwealth as financial advisor at an annual fee of $26,244 for a two-year period commencing upon the completion of such offering and agreed to pay Commonwealth an additional fee in connection with its participation in any completed transaction. Each individual Selling Stockholder who owns such warrants, other than Jacob Agam, is or was an officer or partner of Commonwealth. Mr. Agam received his warrants, and approximately $87,000, for his services in connection with introducing the Company to Commonwealth.

     The sale of shares of Common Stock by the Selling Stockholders may be effected from time to time in transactions (which may include block transactions by or for the account of the Selling Stockholders) in the over-the-counter market or in negotiated transactions, through the writing of options on such shares, a combination of such methods of sale, or otherwise. Sales may be made at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices.

     Selling Stockholders may effect such transactions by selling their shares directly to purchasers, through broker-dealers acting as agents for the Selling Stockholders, or to broker-dealers who may purchase shares as principals and thereafter sell the shares from time to time in the over-the-counter market, in negotiated transactions, or otherwise. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions, or commissions from the Selling Stockholders and/or the purchasers for whom such broker-dealers may act as agents or to whom they may sell as principals or both (which compensation as to a particular broker-dealer may be in excess of customary commissions).

     The Selling Stockholders and broker-dealers, if any, acting in connection with such sale might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act and any commission received by them and any profit on the resale of such shares might be deemed to be underwriting discounts and commissions under the Securities Act.

                                 LEGAL MATTERS

     The legality of the securities offered hereby will be passed on for the Company by Lawrence M. Gordon, General Counsel of the Company. Mr. Gordon does not own any shares of Common Stock but has options to purchase 312,500 shares of Common Stock, 222,500 of which are currently exercisable.

                                    EXPERTS

     The audited consolidated financial statements of the Company and its subsidiary at December 31, 1994 and 1993, and for each of the years in the three year period ended December 31, 1994, incorporated by reference herein have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting. The report of KPMG Peat Marwick LLP contains an explanatory paragraph that states that the Company's recurring losses from operations and accumulated deficit raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the shares of Common Stock being offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Offering, reference is made to the Registration Statement, including the exhibits thereto, which may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the Registration Statement may be obtained from the Commission at its principal office upon payment of prescribed fees. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance where such contract or other document is an exhibit to the Registration Statement, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference.

------------------------------------------------------
------------------------------------------------------

  NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, IMPLY THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATES AS OF WHICH SUCH INFORMATION IS GIVEN.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
The Company.........................       3
Risk Factors........................       3
Capitalization......................      12
Business............................      13
Selling Stockholders................      27
Legal Matters.......................      28
Experts.............................      28
Additional Information..............      28

------------------------------------------------------
------------------------------------------------------

------------------------------------------------------
------------------------------------------------------
INTERFERON  SCIENCES,  INC.
                                1,032,483 SHARES

                                       OF

                                  COMMON STOCK
                               ------------------
                                   PROSPECTUS
                               ------------------
                                            , 1995
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth an itemized statement of all estimated expenses in connection with the issuance and distribution of the securities being registered hereby other than the SEC fee.

    SEC registration fee.......................................................  $   645
    Accounting fees and expenses...............................................    5,000
    Legal fees and expenses....................................................   10,000
    Cost of printing...........................................................   25,000
    Miscellaneous..............................................................    9,355
                                                                                 -------
              Total............................................................  $50,000
                                                                                 =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article 9 of the Company's Restated Certificate of Incorporation provides that the Company shall, to the full extent then permitted by law, indemnify all persons whom it may indemnify pursuant thereto. In addition, Article 10 of the Company's Restated Certificate of Incorporation eliminates personal liability of its directors to the full extent permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware.

     Section 145 of the General Corporation Law of the State of Delaware permits a corporation to indemnify its directors and officers against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant officers or directors are reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

     The Company currently has a $1,000,000 directors' and officers' liability insurance policy.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

   (a)   -- Exhibits
   5.1   -- Opinion of Lawrence M. Gordon, Esq., General Counsel, Registrant, as to the
            legality of the securities being registered*
  23.1   -- Consent of Independent Auditors*
  23.2   -- Consent of Lawrence M. Gordon (included in Exhibit 5.1)*
   (b)   -- Financial Statement Schedules
            None

---------------

  * Filed herewith.

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     A. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     B.  The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          Provided, however, That paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registrant Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remains unsold at the termination of the offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York, on this 12th day of December, 1995.

                                          INTERFERON SCIENCES, INC.

                                          By:   /s/ SAMUEL H. RONEL, PH.D.

                                            ------------------------------------
                                                   Samuel H. Ronel, Ph.D.
                                               President and Chief Executive
                                                           Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in their capacities on December 12, 1995.

            /s/ MARTIN M. POLLAK               Chairman of the Board
---------------------------------------------
              Martin M. Pollak

            /s/ JEROME I. FELDMAN              Chairman of the Board's Executive Committee,
---------------------------------------------  Treasurer and Director
              Jerome I. Feldman

         /s/ SAMUEL H. RONEL, PH.D.            President, Chief Executive Officer, and
---------------------------------------------  Director
           Samuel H. Ronel, Ph.D.              (Principal Executive Officer)

      /s/ STANLEY G. SCHUTZBANK, PH.D.         Executive Vice President and Director
---------------------------------------------
        Stanley G. Schutzbank, Ph.D.
                                               Director
---------------------------------------------
            Leon Botstein, Ph.D.
                                               Director
---------------------------------------------
          Sheldon L. Glashow, Ph.D
                                               Director
---------------------------------------------
            Roald Hoffmann, Ph.D

              /s/ OGDEN R. REID                Director
---------------------------------------------
                Ogden R. Reid

           /s/ DONALD W. ANDERSON              Controller (Principal Accounting and Financial
---------------------------------------------  Officer)
             Donald W. Anderson

     The foregoing constitute a majority of the members of the Board of Directors.

                               INDEX TO EXHIBITS

                                                                                       SEQUENTIALLY
EXHIBIT                                                                                  NUMBERED
NUMBER                                    DESCRIPTION                                      PAGE
------      ------------------------------------------------------------------------   ------------
   5.1   -- Opinion of Lawrence M. Gordon, Esq., General Counsel, Registrant, as to
            the legality of the securities being registered*
  23.1   -- Consent of Independent Auditors*
  23.2   -- Consent of Lawrence M. Gordon (included in Exhibit 5.1)*

---------------

* Filed herewith.